Condensed Consolidated Financial Statements
September 30, 2015
(Unaudited)

TASEKO MINES LIMITED
Condensed Consolidated Statements of Comprehensive Income (Loss)
(Cdn$ in thousands, except share and per share amounts)
(Unaudited)

		Three months ended		Nine months ended
		September 30,		September 30,
		2015	2014	2015	2014
	Note

Revenues	3	89,499	93,714	254,585	306,017
Cost of sales	4
Production costs		(69,416)	(86,637)	(205,906)	(252,836)
Depletion and amortization		(14,120)	(12,932)	(36,685)	(36,915)
Earnings (loss) from mining operations		5,963	(5,855)	11,994	16,266

General and administrative		(3,114)	(3,641)	(12,340)	(11,635)
Exploration and evaluation		(157)	(1,725)	(692)	(5,957)
Gain (loss) on derivatives	5	1,280	(556)	12,292	(3,635)
Other income (expenses)		502	365	1,367	1,794
Write-down of marketable securities	8	(419)	(366)	(419)	(785)
Income (loss) before financing costs and income taxes		4,055	(11,778)	12,202	(3,952)

Finance expenses	6	(6,881)	(6,766)	(19,490)	(19,948)
Finance income		290	1,015	1,114	3,079
Foreign exchange gain (loss)		(15,093)	(8,939)	(33,238)	(11,247)
Income (loss) before income taxes		(17,629)	(26,468)	(39,412)	(32,068)

Income tax recovery (expense)	7	(93)	5,531	501	4,611
Net income (loss) for the period		(17,722)	(20,937)	(38,911)	(27,457)

Other comprehensive income (loss), net of tax

Unrealized gain (loss) on available-for-sale financial assets		(50)	857	(1,787)	2,893
Foreign currency translation reserve		4,078	-	8,303	-
Total other comprehensive income (loss) for the period		4,028	857	6,516	2,893

Total comprehensive income (loss) for the period		(13,694)	(20,080)	(32,395)	(24,564)

Earnings (loss) per share
Basic		(0.08)	(0.11)	(0.18)	(0.14)
Diluted		(0.08)	(0.11)	(0.18)	(0.14)

Weighted average shares outstanding (thousands)
Basic		221,809	195,003	221,809	194,527
Diluted		221,809	195,003	221,809	194,527

TASEKO MINES LIMITED
Condensed Consolidated Statements of Cash Flows
(Cdn$ in thousands)
(Unaudited)

		Three months ended		Nine months ended
		September 30,		September 30,
		2015	2014	2015	2014

	Note

Operating activities
Net income (loss) for the period		(17,722)	(20,937)	(38,911)	(27,457)
Adjustments for:
Depletion and amortization		14,140	12,953	36,751	37,068
Income tax expense (recovery)	7	93	(5,531)	(501)	(4,611)
Share-based compensation expense	12	293	616	1,643	3,177
(Gain)/loss on derivatives	5	(1,280)	556	(12,292)	3,635
Finance expenses (income)		6,591	5,752	18,376	16,869
Unrealized foreign exchange loss (gain)		15,764	9,341	34,186	10,623
Write-down of marketable securities		419	366	419	785
Other operating activities		-	(467)	(21)	(815)
Net change in non-cash working capital	14	1,331	19,717	10,186	19,944
Cash provided by (used for) operating activities		19,629	22,366	49,836	59,218

Investing activities
Purchase of property, plant and equipment	10	(4,560)	(12,651)	(12,378)	(24,743)
Investment in financial assets		(4,424)	(1,908)	(5,837)	(10,017)
Proceeds from the sale/settlement of derivatives	5	1,429	-	18,791	-
Interest received		100	91	342	262
Other investing activities		-	-	234	-
Refund of long-term prepaids		-	12,901	-	12,901
Cash provided by (used for) investing activities		(7,455)	(1,567)	1,152	(21,597)

Financing activities
Repayment of debt		(3,251)	(6,666)	(10,381)	(20,761)
Interest paid		(845)	(833)	(11,853)	(11,238)
Proceeds from debt issuance		5,625	-	5,625	-
Common shares issued for cash		-	10	-	2,584
Cash provided by (used for) financing activities		1,529	(7,489)	(16,609)	(29,415)

Effect of exchange rate changes on cash and equivalents		2,543	2,284	3,423	1,884
Increase (decrease) in cash and equivalents		16,246	15,594	37,802	10,090
Cash and equivalents, beginning of period		74,855	77,361	53,299	82,865
Cash and equivalents, end of period		91,101	92,955	91,101	92,955

TASEKO MINES LIMITED
Condensed Consolidated Balance Sheets
(Cdn$ in thousands)
(Unaudited)

		September 30,	December 31,
		2015	2014
	Note

ASSETS
Current assets
Cash and equivalents		91,101	53,299
Accounts receivable		18,155	12,618
Other financial assets	8	4,598	6,554
Inventories	9	45,984	36,094
Current tax receivable		–	27,153
Prepaids		1,581	913
		161,419	136,631

Other financial assets	8	40,406	41,484
Property, plant and equipment	10	791,270	793,659
Other receivables		15,985	15,985
Goodwill		5,502	4,783
		1,014,582	992,542

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities		39,042	42,541
Current income tax payable		1,113	–
Current portion of long-term debt	11	55,606	20,157
Interest payable		9,481	3,746
		105,242	66,444

Long-term debt	11	299,514	293,506
Other financial liabilities		485	110
Provision for environmental rehabilitation ("PER")		119,174	110,136
Deferred tax liabilities		99,019	100,071
		623,434	570,267

EQUITY
Share capital	12	417,944	417,944
Contributed surplus		42,158	40,890
Accumulated other comprehensive income (loss) ("AOCI")		13,349	6,833
Retained earnings (deficit)		(82,303)	(43,392)
		391,148	422,275
		1,014,582	992,542

TASEKO MINES LIMITED
Condensed Consolidated Statements of Changes in Equity
(Cdn$ in thousands)
(Unaudited)

		Share	Contributed		Retained
					earnings
	Note	capital	surplus	AOCI	(deficit)	Total

Balance at January 1, 2014		372,274	38,507	4,943	10,492	426,216
Exercise of options		4,124	(1,540)	-	-	2,584
Share-based compensation			3,275	-	-	3,275
Total comprehensive income (loss) for the period		-	-	2,893	(27,457)	(24,564)
Balance at September 30, 2014		376,398	40,242	7,836	(16,965)	407,511

Balance at January 1, 2015		417,944	40,890	6,833	(43,392)	422,275
Share-based compensation		-	1,268	-	-	1,268
Total comprehensive income (loss) for the period		-	-	6,516	(38,911)	(32,395)
Balance at September 30, 2015		417,944	42,158	13,349	(82,303)	391,148

TASEKO MINES LIMITED
Notes to Condensed Consolidated Interim Financial Statements
(Cdn$ in thousands - unaudited)

1.	REPORTING ENTITY

Taseko Mines Limited (the Company) is a corporation governed by the British Columbia Business Corporations Act. The unaudited condensed consolidated interim financial statements of the Company as at and for the periods ended September 30, 2015 comprise the Company, its subsidiaries and its 75% interest in the Gibraltar joint arrangement since its formation on March 31, 2010. The Company is principally engaged in the production and sale of metals, as well as related activities including exploration and mine development, within the province of British Columbia, Canada and the state of Arizona, USA. Seasonality does not have a significant impact on the Company’s operations.

2.	SIGNIFICANT ACCOUNTING POLICIES

(a)	Statement of compliance

These condensed consolidated interim financial statements have been prepared in accordance with IAS 34, Interim Financial Reporting and follow the same accounting policies and methods of application as the Company’s most recent annual financial statements. These condensed consolidated interim financial statements do not include all of the information required for full consolidated annual financial statements and should be read in conjunction with the consolidated financial statements of the Company as at and for the year ended December 31, 2014 prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

These condensed consolidated interim financial statements were authorized for issue by the Audit and Risk Committee of the Board on November 10, 2015.

(b)	Changes in accounting policies and disclosures

IFRS 2, Share-based Payments (effective for annual periods beginning on or after July 1, 2014) clarifies the definition of a vesting condition and separately defines performance and service conditions. Based on the Company’s analysis, this clarification did not have an impact on the consolidated financial statements for the current or prior periods presented.

IFRS 3, Business Combinations (effective for annual periods beginning on or after July 1, 2014) requires that an obligation to pay contingent consideration that meets the definition of a financial instrument is classified as a financial liability or as equity on the basis of the definitions of IAS 32. Additionally, it clarifies that IFRS 3 does not apply to the formation of any joint arrangement and that the scope exemption only applies in the financial statements of the joint arrangement itself. Based on the Company’s analysis, this standard did not have an impact on the consolidated financial statements for the current or prior periods presented.

IAS 24 Related Party Disclosures (effective for annual periods beginning on or after July 1, 2014) requires a reporting entity to include as a related party, an entity that provides key management personnel services to the reporting entity or to the parent of the reporting entity. Based on the Company’s analysis, this standard did not have an impact on the consolidated financial statements for the current or prior periods presented.

TASEKO MINES LIMITED
Notes to Condensed Consolidated Interim Financial Statements
(Cdn$ in thousands - unaudited)

3.	REVENUE

	Three months ended		Nine months ended
		September 30,		September 30,
	2015	2014	2015	2014
Copper concentrate	86,943	84,474	244,511	278,123
Copper cathode	1,242	2,522	2,211	3,943
Total copper sales	88,185	86,996	246,722	282,066
Molybdenum concentrate	304	5,834	5,114	21,008
Silver contained in copper concentrate	1,010	884	2,749	2,943
	89,499	93,714	254,585	306,017

4.	COST OF SALES

	Three months ended		Nine months ended
		September 30,		September 30,
	2015	2014	2015	2014

Site operating costs	58,348	70,625	174,123	199,575
Treatment and refining costs	9,432	6,352	26,699	21,341
Transportation costs	4,415	4,519	13,271	15,044
Changes in inventories of finished goods and ore stockpiles	(2,779)	5,141	(8,187)	16,876
Production costs	69,416	86,637	205,906	252,836
Depletion and amortization	14,120	12,932	36,685	36,915
Cost of sales	83,536	99,569	242,591	289,751

Cost of sales include site operating costs, which consist of personnel costs, mine site supervisory costs, non-capitalized stripping costs, repair & maintenance costs, milling and processing costs, operating supplies and external services.

5.	DERIVATIVE INSTRUMENTS

During the third quarter of 2015, the Company purchased additional copper put option contracts for 30 million pounds of copper divided equally between the fourth quarter of 2015 and the first quarter of 2016 at a strike price of US$2.40 and US$2.05 per pound respectively, at a total cost of $3,865. The fair value of the outstanding options at September 30, 2015 is summarized in the following table:

	Notional amount	Strike price	Term to maturity	Fair value Asset
At September 30, 2015
Commodity contracts
Copper put option contracts	15.0 million lbs	US$2.40	Q4 2015	2,262
Copper put option contracts	15.0 million lbs	US$2.05	Q1 2016	1,176
				3,438

TASEKO MINES LIMITED
Notes to Condensed Consolidated Interim Financial Statements
(Cdn$ in thousands - unaudited)

	Three months ended		Nine months ended
		September 30,		September 30,
	2015	2014	2015	2014
Realized gain (loss) on copper put options	1,216	(1,269)	14,469	(4,432)
Unrealized gain (loss) on copper put options	64	713	(2,177)	797
	1,280	(556)	12,292	(3,635)

The realized gain on copper put options during the third quarter of 2015 resulted from proceeds of $2,347 from these contracts that expired during the quarter, offset by the amortization of premium expense related to these options.

The realized gain on copper put options during the the nine months ended September 30, 2015 resulted from proceeds of $19,709 on the settlement and sale of these contracts, offset by the amortization of premium expense related to these options.

6.	FINANCE EXPENSES

	Three months ended		Nine months ended
		September 30,		September 30,
	2015	2014	2015	2014
Interest expense	6,247	6,224	17,579	18,418
Accretion on PER	634	542	1,911	1,530
	6,881	6,766	19,490	19,948

7.	INCOME TAX

	Three months ended		Nine months ended
		September 30,		September 30,
	2015	2014	2015	2014
Current expense (recovery)	340	(7,908)	794	(7,999)
Deferred expense (recovery)	(247)	2,377	(1,295)	3,388
	93	(5,531)	(501)	(4,611)

TASEKO MINES LIMITED
Notes to Condensed Consolidated Interim Financial Statements
(Cdn$ in thousands - unaudited)

8.	OTHER FINANCIAL ASSETS

	September 30,	December 31,
	2015	2014
Current:
Copper put option contracts	3,438	5,577
Marketable securities – available for sale	1,160	977
	4,598	6,554
Long-term:
Subscription receipts – available for sale	10,333	12,400
Reclamation deposits	30,073	29,084
	40,406	41,484

During the third quarter ended September 30, 2015, the Company reviewed the value of its marketable securities and subscription receipts for objective evidence of impairment based on both quantitative and qualitative criteria and determined that a write down was required. Accordingly, the Company recorded a pre-tax charge of $419 for the three month and nine month periods ended September 30, 2015 (2014: $366 and $785 respectively for the three and nine month periods ended September 30, 2014).

During the nine month period ended September 30, 2015, the Company recorded an unrealized loss on its available-for-sale subscription receipts of $2,067 (2014-$Nil) in other comprehensive income .

9.	INVENTORIES

	September 30,	December 31,
	2015	2014
Ore stockpiles	11,101	2,095
Finished goods:
Copper contained in concentrate	6,822	7,328
Molybdenum concentrate	-	314
Materials and supplies	28,061	26,357
	45,984	36,094

Inventories are recorded at the lower of cost and net realizable value. During the three and nine month period ended September 30, 2015, the Company has recorded a writedown of $nil (2014: $nil) and $622 (2014: $nil) respectively, to adjust the carrying value of the molybdenum inventory to its net realizable value.

10.	PROPERTY, PLANT & EQUIPMENT

During the three month period ended September 30, 2015, the Company capitalized stripping costs of $2,618 and incurred other capital expenditures for Gibraltar of $450. In addition, the Company capitalized development costs of $1,554 for the Florence Copper Project, along with $171 for the Aley Niobium Project. The Company also capitalized interest of $1,064 during the three month period ended September 30, 2015.

TASEKO MINES LIMITED
Notes to Condensed Consolidated Interim Financial Statements
(Cdn$ in thousands - unaudited)

During the nine month period ended September 30, 2015, the Company capitalized stripping costs of $7,397 and incurred other capital expenditures for Gibraltar of $1,329. In addition, the Company capitalized development costs of $3,659 for the Florence Copper Project along with $725 for the Aley Niobium Project. The Company also capitalized interest of $2,963 during the nine month period ended September 30, 2015.

11.	DEBT

	September 30, 2015		December 31, 2014

	Carrying Value	Fair Value	Carrying Value	Fair Value
Current:
Capital leases	6,514	7,011	13,603	13,566
Secured equipment loans	8,864	6,862	6,554	6,540
Senior secured loan	40,228	40,228	-	-
	55,606	54,101	20,157	20,106
Long-term:
Senior notes	263,782	140,928	228,343	206,127
Senior secured loan	-	-	32,245	32,245
Capital leases	22,144	23,834	19,723	19,670
Secured equipment loans	13,588	11,209	13,195	13,168
	299,514	175,971	293,506	271,210

Senior secured loan

As a result of the acquisition of Curis Resources Ltd. (“Curis”) in November, 2014, the Company assumed Curis’s senior secured loan agreement with RK Mine Finance Trust I. The total loan balance, including accrued interest at September 30, 2015 is US$30,145. Interest on the loan is being accrued and capitalized at a rate of 11% per annum. The outstanding principal and accrued interest can be prepaid at any time without penalty, and is otherwise repayable at maturity on May 31, 2016.

Secured equipment loan

The Company has entered into a new equipment loan during the three month period ended September 30, 2015 for $5,625. The equipment loan is repayable in monthly installments and bears a fixed interest rate of 5.49% and has a maturity date of 2020.

All debt instruments are classified as a level 2 financial instrument (note 16).

12.	EQUITY

(a)	Share capital

(thousands of shares)	Common shares
Common shares outstanding at January 1, 2015	221,809
Exercise of share options	-
Common shares outstanding at September 30, 2015	221,809

TASEKO MINES LIMITED
Notes to Condensed Consolidated Interim Financial Statements
(Cdn$ in thousands - unaudited)

The Company’s authorized share capital consists of an unlimited number of common shares with no par value.

(b)	Share-Based Compensation

(thousands of options)	Options	Average price
Outstanding at January 1, 2015	11,908	3.28
Granted	2,680	0.98
Forfeited	(147)	1.86
Expired	(2,538)	4.34
Outstanding at September 30, 2015	11,903	2.56

During the nine month period ended September 30, 2015, the Company granted 2,680,000 share options to employees. These options have a weighted-average exercise price of $0.98 per share option with a term of 3 to 5 years and vest in equal amounts over two years. The weighted-average fair value of the share options issued was estimated at $0.38 per share option using the Black Scholes Option Pricing Model with the following assumptions:

Weighted Average Forfeiture Rate (%)	-
Weighted Average Market Price	0.95
Weighted Average Volatility (%)	48.66
Weighted Average Risk Free Interest Rate (%)	0.96
Weighted Average Dividend Yield (%)	-
Weighted Average Expected Life (years)	4.54

The Company has adopted a Deferred Share Unit (“DSU”) Plan (the “DSU Plan”) for non-employee directors. The DSU Plan provides for an annual grant to each non-employee director of the Company, or an equivalent cash payment in lieu thereof, which participants have agreed would in the first instance be used to assist in complying with the Company’s share ownership guidelines. DSUs vest immediately upon grant and are paid out in cash when a participant ceases to be a director of the Company.

The Company has established a Performance Share Unit (“PSU”) Plan (the “PSU Plan”) whereby PSUs are issued to executives as long-term incentive compensation. PSUs issued under the Plan entitle the holder to a cash or equity payment at the end of a three-year performance period equal to the number of PSU’s granted, adjusted for a performance factor and multiplied by the quoted market value of a Taseko common share on the completion of the performance period. The performance factor can range from 0% to 250% and is determined by comparing the Company’s total shareholder return to those achieved by a peer group of companies.

The continuity of DSUs and PSUs issued and outstanding is as follows:

	DSUs	PSUs
Outstanding at January 1, 2015	99,371	-
Granted	816,000	461,500
Outstanding at September 30, 2015	915,371	461,500

TASEKO MINES LIMITED
Notes to Condensed Consolidated Interim Financial Statements
(Cdn$ in thousands - unaudited)

During the second quarter of 2015, the Company issued 816,000 DSUs to directors (2014: 66,079) and 461,500 PSUs to senior executives (2014: Nil). The DSUs were valued at $0.98 (2014: $2.27) per unit based upon the underlying share price at grant date and are recorded at fair value based upon the market price each period end.

A total share based compensation expense of $293 and $1,643 has been recognized for the three and nine month periods ended September 30, 2015 respectively, (2014: $616 and $3,177).

13.	COMMITMENTS AND CONTINGENCIES

(a)	Commitments

At September 30, 2015, capital commitments totaled $1,476 on a 100% basis, of which the Company’s share was $1,284. At September 30, 2015, the Company’s share of operating commitments totaled $5,742.

(b)	Contingencies

The Company has guaranteed 100% of certain capital lease and equipment loans entered into by the Gibraltar joint venture in which it holds a 75% interest. As at September 30, 2015, this debt totaled $51,110 on a 75% basis.

14.	SUPPLEMENTARY CASH FLOW INFORMATION

	Three months ended		Nine months ended
	September 30,		September 30,
	2015	2014	2015	2014

Change in non-cash working capital items
Accounts receivable	3,167	5,975	(4,619)	(17,789)
Inventories	(3,127)	4,466	(9,890)	16,173
Prepaids	279	398	(668)	2,055
Accounts payable and accrued liabilities	(335)	8,588	(2,910)	20,117
Interest payable	374	290	769	288
Income tax (paid) received	973	-	27,504	(900)
	1,331	19,717	10,186	19,944
Non-cash investing and financing activities
Assets acquired under capital lease	-	-	-	11,106
Interest earned on promissory note	-	(706)	-	(2,195)
Interest expense on royalty obligation	-	731	-	2,193
Royalty obligation settled by promissory note	-	-	-	(16,784)

TASEKO MINES LIMITED
Notes to Condensed Consolidated Interim Financial Statements
(Cdn$ in thousands - unaudited)

15.	RELATED PARTIES

Related party transactions

	Transaction value for the		Transaction value for the
	three months ended		nine months ended
		September 30,		September 30
	2015	2014	2015	2014
Hunter Dickinson Services Inc.:
General and administrative expenses	292	828	1,992	2,168
Exploration and evaluation expenses	9	139	132	606
	301	967	2,124	2,774
Gibraltar joint venture:
Other operating income (management fees)	312	281	887	844
Reimburseable expenses	23	53	87	294
	335	334	974	1,138

	Balance due from (to) as at
	September 30,
	2015	2014
Hunter Dickinson Services Inc.	(89)	(79)
Gibraltar Joint Venture	185	108

Hunter Dickinson Services Inc. (HDSI) is a private company, which employs some directors of the Company. HDSI invoices the Company for their executive services as well as other services. During the third quarter of 2015, the Company incurred total costs of $301 (Q3 2014: $967) in transactions with HDSI. Of these, $137 (Q3 2014: $540) related to legal, tax, exploration, and business development services, $98 related to reimbursements of office rent costs (Q3 2014: $141), and $66 (Q3 2014: $286) related to compensation paid for Taseko directors, who are also directors of HDSI.

For the nine month period ended September 30, 2015, the Company incurred total costs of $2,124 (2014: $2,774) in transactions with HDSI. Of these, $662 (2014: $1,480) related to legal, tax, exploration, and business development services, $391 related to reimbursements of office rent costs (2014: $436), and $1,071 (2014: $858) related to compensation paid for Taseko directors and Chief Executive Officer, who are also directors of HDSI.

Under the terms of the joint venture operating agreement, the Gibraltar Joint Venture pays the Company a management fee for services rendered by the Company as operator of the Gibraltar mine. In addition, the Company pays certain expenses on behalf of the Gibraltar Joint Venture and invoices the Joint Venture for these expenses.

TASEKO MINES LIMITED
Notes to Condensed Consolidated Interim Financial Statements
(Cdn$ in thousands - unaudited)

16.	FAIR VALUE MEASUREMENTS

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value hierarchy establishes three levels to classify the inputs to valuation techniques used to measure fair value, by reference to the reliability of the inputs used to estimate the fair values.

Level 1 – quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2 – inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices); and

Level 3 – inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The Company has certain financial assets and liabilities that are measured at fair value on a recurring basis and uses the fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value, with Level 1 inputs having the highest priority.

	Level 1	Level 2	Level 3	Total
September 30, 2015
Concentrate receivables	-	11,189	-	11,189
Financial assets designated as FVTPL
Copper put option contracts	-	3,438	-	3,438
Available-for-sale financial assets
Marketable Securities	1,160	-	-	1,160
Subscription receipts	-	-	10,333	10,333
Reclamation deposits	30,073	-	-	30,073
	31,233	14,627	10,333	56,193
December 31, 2014
Concentrate receivables	-	3,867	-	3,867
Financial assets designated as FVTPL
Copper put option contracts	-	5,577	-	5,577
Available-for-sale financial assets
Marketable Securities	977	-	-	977
Subscription receipts	-	-	12,400	12,400
Reclamation deposits	29,084	-	-	29,084
	30,061	9,444	12,400	51,905

There have been no transfers between fair value levels during the reporting period. The carrying value of cash and equivalents, accounts receivable and payable approximate their fair value as at September 30, 2015.

The fair value of the senior notes, a Level 1 instrument, is determined based upon publicly available information. The fair value of the capital leases and secured equipment loans, level 2 instruments, are determined through discounting future cash flows at an interest rate of 5.49% based on the relevant loans effective interest rate.

The fair values of the level 2 instruments, copper put option contracts are based on broker quotes. Similar contracts are traded in an active market and the broker quotes reflect the actual transactions in similar instruments.

TASEKO MINES LIMITED
Notes to Condensed Consolidated Interim Financial Statements
(Cdn$ in thousands - unaudited)

Some of the Company’s metal concentrate sales contracts are subject to provisional pricing with the selling price adjusted at the end of the quotational period. At each reporting date, the Company’s accounts receivable on these contracts are marked-to-market based on a quoted forward price for which there exists an active commodity market.

The subscription receipts, a level 3 instrument, are valued based on a third party transaction in the last twelve months or in the absence of a transaction, market comparison based on the average share value of comparable companies.

Commodity Price Risk

Provisional pricing mechanisms embedded within the Company’s sales arrangements have the character of a commodity derivative and are carried at fair value as part of accounts receivables. The table below summarizes the impact on revenue and equity for changes in commodity prices on the fair value of derivatives and the provisionally invoiced sales volumes.

As at September 30,
2015
Copper increase/decrease by US$0.23/lb (2014: US$0.28/lb) [1,2]	5,578

1The analysis is based on the assumption that the period-end copper price increases 10% with all other variables held constant. The closing exchange rate for the quarter ended September 30, 2015 of CAD/USD 1.3345 was used in the analysis.
2At September 30, 2015, 18.5 million pounds of copper in concentrate were exposed to copper price movements.